February 21, 2002

FORM 425

Filed by: PhoneTel Technologies, Inc.
Commission File No. 0-16715
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies: PhoneTel Technologies, Inc.
Davel Communications, Inc.
Davel Financing Company, L.L.C.
DF Merger Corp.
PT Merger Corp.

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THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY PHONETEL TECHNOLOGIES, INC. AND DAVEL COMMUNICATIONS, INC. ON FEBRUARY 21, 2002:

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PRESS RELEASE

[FRB Letterhead]

DAVEL COMMUNICATIONS, INC. 10120 Windhorst Road Tampa, FL 33619 (OTCBB: DAVL.OB)	PHONETEL TECHNOLOGIES, INC. 1001 Lakeside Avenue Cleveland, Ohio 44114 (OTCBB: PHTE.OB)

AT DAVEL	AT PHONETEL	AT FRB/Weber Shandwick

Bruce W. Renard	John D. Chichester	General Information:

President (813) 628-8000	President & CEO (216) 241-2555	Alison Ziegler /Marilyn Meek (212) 445-8400

FOR IMMEDIATE RELEASE

DAVEL COMMUNICATIONS, INC. AND PHONETEL TECHNOLOGIES, INC.
SIGN DEFINITIVE MERGER AGREEMENT

Companies Execute Amendments to Their Credit Facilities and
Secure New $10 Million Credit Facility

TAMPA, Florida & CLEVELAND, Ohio -February 21, 2002 — Davel Communications, Inc. (OTCBB: DAVL.OB), and PhoneTel Technologies, Inc. (OTCBB: PHTE.OB), the nation’s two leading publicly traded independent payphone service providers with a combined installed base of approximately 84,000 payphones, today announced that they have signed a definitive agreement to merge. In the merger, PhoneTel will become a wholly owned subsidiary of Davel. The merger agreement was unanimously approved by the Boards of Directors of both companies and is subject to the approval of the shareholders of both companies.

In connection with the merger, the existing secured lenders of both Davel and PhoneTel have agreed to exchange a substantial amount of debt for equity securities of the respective companies and to restructure the remaining debt. In addition, Davel and PhoneTel announced that they have each executed amendments to their existing credit agreements and have entered into a new combined $10.0 million senior credit facility.

Specifically, Davel has executed a Seventh Amendment to the Credit Agreement and Consent and Waiver from the Lenders of its existing secured debt that extended to August 31, 2002 certain payments due July 15, 2001, October 15, 2001 and January 11, 2002, waived certain defaults and consented to the new senior credit facility and the merger transactions. PhoneTel has executed Amendment Number Eight to its existing credit facility that extended the maturity date to August 31, 2002, provided for the capitalization of monthly interest through August 1, 2002, waived certain defaults and amended or eliminated certain financial covenants. In addition, Davel and PhoneTel entered into a new $10.0 million credit facility with Madeleine L.L.C., and ARK CLO 2000-1, Limited, the proceeds of which will be used to help finance certain operating and transaction-related expenses.

Pursuant to the exchange of debt for equity securities, PhoneTel’s existing secured lenders will own 87% of PhoneTel’s outstanding common stock immediately prior to the merger, with the remaining senior secured debt not to exceed $36.5 million (compared to approximately $64 million currently outstanding). Existing holders of PhoneTel common stock will own 9% of PhoneTel’s outstanding shares, and 4% will be reserved for employee stock options and awards. In connection with Davel’s exchange of debt for equity securities, its existing secured lenders will own 93% of Davel’s outstanding common stock immediately prior to the merger, with the remaining secured debt not to exceed $63.5 million (compared to approximately $276 million currently outstanding). Existing shareholders of Davel common stock will own 3% of Davel’s outstanding shares, and 4% of the common stock will be reserved for the issuance of stock options and awards to Davel employees.

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Immediately following the merger, current PhoneTel shareholders will own approximately 3.28% of the shares of Davel common stock, and current Davel shareholders will own approximately 1.91%. Of the remaining shares, 4.00% are intended to be reserved for issuance of employee stock options and awards, and the companies’ current lenders will own approximately 90.81%. Cash will be paid in lieu of fractional shares.

Effective with the merger, the then outstanding debt of the existing secured lenders of both entities, (currently $340 million) will be reduced to $100 million in debt of the merged entity through the exchange of debt for equity securities described above.

The transaction is subject to approval by the shareholders of both companies and the receipt of material third party and governmental approvals and consents. In conjunction with the transaction, Davel will also seek shareholder approval to increase the number of authorized shares of common stock from 50,000,000 to 1,000,000,000 and to increase the shares issuable pursuant to Davel’s 2000 Long-Term Equity Incentive Plan. No dates have been set for the stockholders’ meetings.

Bruce W. Renard, President of Davel, commented, “We are extremely excited to be able to move forward with this merger, which will produce a much stronger combined entity in what has been a challenging industry environment. Through the Servicing Agreement put in place last summer, we have realized lower field operating costs due to the more efficient concentration of payphone routes and elimination of redundant branch offices. In the near future, there should be additional cost savings, resulting from the elimination of redundant general and administrative expenses when the corporate headquarters operations of Davel and PhoneTel are combined. With an improved financial structure and an expanded market presence, we believe we will be well positioned to take advantage of recent FCC rulings designed to lower telephone costs and improve dial-around compensation collections for payphone providers nationwide.”

John D. Chichester, President and CEO of PhoneTel, added, “ The merger of PhoneTel and Davel creates a sustainable and forceful business with a continued commitment to cost effective management. The combined company will operate under good, solid business principles while exploring innovation in both products and markets. This beneficial merger has been made possible by the continued support of our lender groups, the Boards of Directors for both companies, our vendors and the continued hard work and dedication of the employees of both organizations. All concerned clearly recognize that this combination represents an exciting and highly beneficial opportunity for both companies and a desirable outcome for our customers and stakeholders. Together, we look forward to taking full advantage of the business economies as well as new business opportunities as they emerge in the public communications industry and other related telecommunications sectors.”

PhoneTel Technologies, Inc. is a leading independent provider of pay telephones and related services in the United States. Headquartered in Cleveland, Ohio, PhoneTel operates approximately 30,000 payphones in 45 states and the District of Columbia.

Founded in 1979, Davel Communications, Inc. is the largest independent payphone provider in the United States. Headquartered in Tampa, Florida, Davel operates approximately 54,000 payphones in 44 states and the District of Columbia.

In connection with the proposed transactions, Davel and PhoneTel intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and joint proxy statement. Because those documents will contain important information, holders of Davel’s common stock and holders of PhoneTel’s common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov. Davel stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Davel, and PhoneTel stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from PhoneTel. Such documents are not currently available.

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Davel and its directors and executive officers and PhoneTel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Davel’s common stock and PhoneTel’s common stock, in connection with the proposed transactions. On February 21, 2002, information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by each of Davel and PhoneTel. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and joint proxy statement if and when it becomes available.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of Davel, PhoneTel, or a combined Davel and PhoneTel, to differ materially, many of which are beyond the control of Davel or PhoneTel include, but are not limited to, the following: (1) the businesses of Davel and PhoneTel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers may be greater than expected following the transaction; (5) generating incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the effects of legislative and regulatory changes; (7) the tax treatment of the proposed transactions; (8) an inability to retain necessary authorizations from the FCC and state utility or telecommunications authorities; (9) an increase in competition from cellular phone and other wireless products and wireless service providers; (10) the introduction of new technologies and competitors into the telecommunications industry; (11) changes in labor, telephone line service, equipment and capital costs; (12) future acquisitions, strategic partnerships and divestitures; (13) general business and economic conditions; and (14) other risks described from time to time in periodic reports filed by Davel or PhoneTel with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words, to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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PhoneTel and its directors, executive officers and certain other related persons and employees may be soliciting proxies or deemed to be soliciting from PhoneTel or Davel shareholders in favor of the proposed transaction. Such persons may include the following: John D. Chichester, Peter G. Graf, Eugene I. Davis, Bruce Ferguson, Kevin Schottlaender and Richard Kebert.

Collectively, as of January 31, 2002, the directors and executive officers of PhoneTel may be deemed to beneficially own approximately 4.81% of the outstanding common shares of PhoneTel. Shareholders of PhoneTel may obtain additional information regarding the interests of the participants and additional information by reading the joint proxy statement/prospectus when it becomes available.